SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

10 April 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 10 April 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                            Protherics PLC

                                                    6 monthly Block Listing Return
                                                     Individual Unapproved Options

London,  UK;  Brentwood,  TN, US: 10 April 2007 - Protherics PLC ("Protherics" or the "Company"),  the international  biopharmaceutical company  focused on critical care and cancer,  announces  that,  today,  the following 6 monthly block listing return in respect of the
Company's Individual Unapproved Option arrangements has been lodged with the FSA in accordance with Listing Rule 3.5.6.

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Name of applicant:                                        Protherics PLC
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Name of scheme:                                           Individual Unapproved Option arrangements
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Period of return:                          From:          9 October 2006       To:       8 April 2007
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Balance under scheme from previous return:                640,000
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The   amount  by  which  the  block   scheme   has  been  Nil
increased,  if the scheme has been  increased  since the
date of the last return:
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Number  of  securities   issued/allotted   under  scheme  Nil
during period:
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Balance under scheme not yet  issued/allotted  at end of  640,000 period
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Number  and class of  securities  originally  listed and  810,000  Ordinary  Shares (date of admission:  8 April
the date of admission                                     2005)
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Total  number of  securities  in issue at the end of the  339,169,625 period

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                                                               | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                          +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                     +44 (0)1928 518000

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                                                      +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                              +1 212 850 5600

Or visit  www.protherics.com

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